SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number

001-40554

Eco Wave Power Global AB (publ)

(Translation of registrant’s name into English)

52 Derech Menachem Begin St.

Tel Aviv – Yafo, Israel 6713701

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On August 11, 2025, Eco Wave Power Global AB (publ) (the “Company”) issued a press release titled “Eco Wave Power Completes Full Installation at the Port of Los Angeles and Gears Up for First Operational Testing” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K.

The first two paragraphs (inclusive of all numbered points included in such first paragraph), and the fourth and seventh paragraphs (inclusive of all bullet points included in such fourth and sixth paragraphs), and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1 are incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-275728 and 333-282101) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Eco Wave Power Global AB (publ), dated August 11, 2025, titled “Eco Wave Power Completes Full Installation at the Port of Los Angeles and Gears Up for First Operational Testing”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eco Wave Power Global AB (publ)

By:	/s/ Aharon Yehuda
Aharon Yehuda
Chief Financial Officer

Date: August 11, 2025

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